FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Shareholders of Telmex Internacional approve deregistration of its shares and delisting on the Mexican Stock Exchange

(Mexico City, January 10, 2011)—Telmex Internacional, S.A.B. de C.V. (“TII”) (BMV: TELINT) announces today that its shareholders approved the cancellation of the registration of the TII shares in the National Securities Registry (Registro Nacional de Valores) of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) and the delisting of the TII shares in the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.). As a result of the foregoing, within the next days a filing will be submitted with the CNBV in order to obtain the cancellation and deregistration authorization and to launch an offer to acquire all outstanding shares of TII, excluding from the offer those shares that are currently held directly and/or indirectly by América Móvil, S.A.B. de C.V., which represent as of today approximately 97% of TII’s capital stock. Subject to certain approvals, it has been proposed to offer a purchase price of Ps. 11.66 in cash, to be paid in Mexican Pesos for each TII share to be tendered.

About TII

TII is a Mexican holding company with subsidiaries located in Brazil, Colombia, Argentina, Chile, Peru and Ecuador. It aims at providing a wide variety of telecommunication services, including voice, data, video transmission, paid cable and satellite television, internet access and complete telecommunication solutions as well as the services related to the yellow page directories in Mexico, USA, Argentina, Colombia and Peru.

More information about Telint is available at www.telmexinternacional. com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2011.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional informs to investor public